Exhibit 99.1
DIGATRADE PROVIDES SEPTEMBER SHAREHOLDER UPDATE
“Securter IPO Update”

Vancouver, British Columbia / ACCESSWIRE / September 16, 2021 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today provides the following update to shareholders regarding the current progress made by its equity investment partner Securter Systems Inc (“Securter”). Digatrade owns 4,396,000 (15.42%) of a total issued and outstanding of 28,506,000 shares of Securter Systems and the exclusive marketing and distribution rights to the technology for two key territories: South America and the United Kingdom.

On September 9, 2021; Brad Moynes was appointed as President of Securter Systems Inc. and will focus on corporate finance and the anticipated Securter Initial Public Offering “IPO”. The Securter IPO and the process to list on a recognized Canadian Stock Exchange is well underway and the required documentation is nearing completion.

On September 8, 2021 Securter closed its Crowdfunding campaign that provided $53,050 of funding and increased the shareholder based to over 125 investors. Securter continues to offer its unit private placement of shares priced at $0.10 per share with a 1:1 warrant exercisable at $0.25 for a period of two years to accredited investors.

The Securter Sedar profile has been created and all future material disclosure will be available to be viewed at the following link:

https://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00053196

More information will be made available when it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is developing proprietary, credit card payment platform to increase the security of online credit card payment processing, globally.  Securter technology (2nd stage) reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use.  Securter technology (2nd stage) also protects cardholder privacy by eliminating the need to distribute credit card details to 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation.   Securter technology can and will be integrated into complementary payment methods, including blockchain derivatives to come for independent platforms.  Securter has internal R&D capability and management to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.DigatradeFinancialInvestor.com
www.DigatradeFinancial.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.